OSCAR Brands, Inc.


FREE SHIPPING ON ORDERS OVER $12
OSCAR
Australia's favourite razor
Find out why thousands of Aussies are making the switch
TRY NOW
GREAT GIFT

wefunder.com/oscar.razor


Introducing **OSCAR**
We're on a mission to create Australia and **America's favourite** shave brand, selling American **razors** and Australian made **natural skincare** online
NATURAL SHAVING GEL
MOISTURISING
NATURAL SHAVING GEL
SENSITIVE
OSCAR



Opportunity

- **COVID-19** - seismic shift to online shopping
- **Buy American** - razors made in USA
- **Natural skincare** - growing consumer trend

Direct-to-consumer



On demand
Buy as needed



Subscription
Recurring revenue

Amazon
Non-recurring


5-blades
OSCAR
Reverse trimmer
Sculpted handle -
comfortable grip

4.7 stars | 2500+ reviews

Personally, I hate buying razors so this suits me perfectly. I pay for a year's supply of razors and never worry about running out of razors the day before a big meeting. Love it.

Brian G

My husband and I have found OSCAR Razor to be the best blades we have ever used. Not only are all the products awesome, but the customer service is excellent too. Keep up the great work!

Nicole B

I have been buying razors for over 40yrs & finally have found a razor that is quality for the price. Love the auto renewals & know I'll never been without a new blade when I need it.

Rob T



OSCAR Natural®

A range of complementary skincare products, using predominantly **natural ingredients**. Developed and manufactured in Australia,

Product range


oscar

Shave Oil


NATURAL
SHAVING GEL
oscar

Shave Gel

Subscription focus



Save Time
Home delivered



Save Money
No middleman



Quality
No compromise

Subscription is the future



Subscription E-Commerce Sales ($B)
$1.2
$2.4
$4.2
$5.8
$7.5
2014
2015
2016
2017
2018
Source: 2019 *Internet Ritaler* US Top 500 Database, McKinsey analysis

Fuel | a McKinsey company



USA

60

Million

US wet shavers
(male and female)

$3.4

Billion

Razors and Blades

US | online competitors



Dollar Shave Club

Made in Korea


HARRY'S
HARRY'S
SHAVE
GEL

Harry's

Made in Germany

Team



Ellen de Vries
Co-founder



Oscar de Vries
Founder



Carly Martinetti
PR

Profit with purpose



In Australia we outsource assembly and fulfilment to **Beehive Industries**, a not-for-profit Social Enterprise - supporting seniors, long term unemployed and people living with a disability.

Beehive has been on a mission to end loneliness in Sydney's inner-city for almost 50 years.

It is our intention to find a similar organisation in the US to generate 'Profit with Purpose'.

'Every Shave Makes a Difference'

US | Seed round

$250K	$1M	$5M
Early Bird | $4M valuation cap	USD	Valuation cap

https://wefunder.com/oscar.razor


OSCAR
Australia's highest-rated razor
Subscribe now
Born in the USA
Our razors are made in the United States, using state-of-the-art equipment. Each razor cartridge undergoes extensive quality control to ensure it provides the closest, safest shave possible.
Try it for yourself

Oscar de Vries
OSCAR Brands, Inc.

US (310) 734 8430
AUS (0414) 607 607

oscar@oscarrazor.com